SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              9th May 2008

                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. *         Regulatory News Service Announcement, dated 9th May 2008
              re: Result of AGM







44/08

NEWS RELEASE                                                       9th May 2008


                 ANNUAL GENERAL MEETING OF LLOYDS TSB GROUP PLC

At the annual general meeting, held on Thursday, 8th May, 2008, all the resolutions were passed and the results of the polls are as follows:


Resolution                                              For                   Against            Votes withheld

1.    Receiving the report and         2,547,680,573 shares          1,939,251 shares         46,999,689 shares
      accounts

2.    Approval of the directors'       2,325,699,612 shares         29,352,872 shares        241,564,212 shares
      remuneration report

3.    Election or re-election
      of directors

(a)   Mr P N Green                     2,571,509,296 shares         18,407,717 shares          6,692,833 shares
      Sir David Manning                2,568,274,772 shares         21,432,418 shares          6,904,316 shares
(b)   Mr Ewan Brown                    2,538,996,099 shares         22,224,808 shares         35,317,715 shares
      Mr M E Fairey                    2,568,782,524 shares         20,417,842 shares          7,245,801 shares
      Sir Julian Horn-Smith            2,532,415,717 shares         22,649,093 shares         41,552,721 shares
      Mr G T Tate                      2,570,201,520 shares         19,677,781 shares          6,739,112 shares

4.    Re-appointment of the            2,584,184,583 shares          6,989,128 shares          5,442,919 shares
      auditors

5.    Authority to set the             2,583,439,607 shares          6,538,972 shares          6,638,074 shares
      remuneration of the
      auditors

6.    Directors' authority to          2,539,878,771 shares         49,257,645 shares          7,337,349 shares
      allot shares

7.    Directors' power to issue        2,564,770,019 shares         24,563,625 shares          7,283,887 shares
      shares for cash

8.    Authority for the                2,578,316,748 shares          6,663,385 shares         11,636,130 shares
      company to purchase its
      shares

9.    Amending the articles of         2,564,014,227 shares         21,554,376 shares         11,043,350 shares
      association



On 8th May, 2008 there were 5,650,197,667 relevant shares in issue and 243 shareholders or persons representing shareholders attended the meeting. Shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.



                                     -ENDS-

                             Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:   9th May 2008